NEWLAN & NEWLAN, LTD.

Attorneys at Law

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

August 26, 2020

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clikia Corp.
Offering Statement on Form 1-A
Filed June 1, 2020
Amendment No. 2 to Offering Statement on Form 1-A
Commission File No. 024-11230

Dear Ms. Bagley:

This is in response to the letter of comment of the Staff dated August 24, 2020, relating to the captioned Offering Statement on Form 1-A of Clikia Corp. (the “Company”). The comments of the Staff are addressed below:

Comment No. 1: Please be advised that, in response to such comment, references to “aviation” have been removed.

Comment No. 2: Please be advised that the subject notes receivable have, after further consideration by the Company prompted by such comment, been determined to be impaired at March 31, 2020, and the financial statements have been revised accordingly.

Comment No. 3: Please be advised that the subject entries have been reconciled.

Comment No. 4: Please be advised that, in response to such comment, additional disclosure has been added to the first paragraph of the Cover Page.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN & NEWLAN, LTD.

By: /s/ ERIC NEWLAN
Eric Newlan

cc: Clikia Corp.